WHX CORPORATION
1133 Westchester Avenue
White Plains, NY 10604

January 21, 2009

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WHX Corporation
Application for Withdrawal of Registration Statement on Form S-1
(File No. 333-154428)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WHX Corporation (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2008 (File No. 333-154428), together with all exhibits thereto (collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the selling stockholder named therein has withdrawn its request for the Registration Statement. The Commission has not declared the Registration Statement effective and no securities were offered or sold in connection with the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

If you have any questions related to this request, please contact the Company’s counsel, Adam W. Finerman of Olshan Grundman Frome Rosenzweig & Wolosky LLP, at (212) 451-2289.

Very truly yours,

WHX Corporation

By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr.
Chief Financial Officer